
April 28, 2020

Ran Vered
Chief Financial Officer
Ceragon Networks Ltd.
24 Raoul Wallenberg Street
Tel Aviv 6971920, Israel

     Re: Ceragon Networks Ltd.
         Registration Statement on Form F-3
         Filed April 23, 2020
         File No. 333-237809

Dear Mr. Vered:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Asia Timmons-Pierce at 202-551-3754 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing